EXHIBIT 99.1

OR Royalties Announces Increase of Credit Facility and Positive Net Cash Position

MONTRÉAL, June 09, 2025 (GLOBE NEWSWIRE) -- OR Royalties Inc. (the “Company” or “OR Royalties”) (OR: TSX & NYSE) is pleased to announce that it has amended its existing revolving credit facility (the “Credit Facility”), including the conversion from a Canadian dollar denominated facility to a United States dollar denominated facility, as well as an increase in the overall size of the Credit Facility. Amounts presented are in United States dollars, except where otherwise noted.

Under the amended agreement, the Company has access to a Credit Facility of $650 million with an additional uncommitted accordion of up to $200 million, for a total availability of up to $850 million. The previous credit facility agreement had a maximum amount of C$550  million with an uncommitted accordion of up to C$200 million.

Advances under the amended Credit Facility are subject to interest at the Secured Overnight Financing Rate (SOFR) or Canadian Overnight Repo Rate Average (CORRA) plus 1.45% to 2.75% per annum, depending on the Company’s leverage ratio, unchanged from the previous credit facility agreement. The Credit Facility has a term of four years, maturing on May 30th, 2029.

Jason Attew, President & CEO of OR Royalties commented: “The expansion of our Credit Facility underscores the strength and quality of our asset portfolio and reflects the confidence in OR Royalties' long-term growth prospects. Combined with our current cash balance, the enhanced financial flexibility provided by the upsized facility positions us well to pursue strategic and accretive growth opportunities. We extend our sincere appreciation to our financial partners, whose continued support since OR Royalties' inception in 2014 has been instrumental in our success. We are also pleased to report that, as a result of robust operating cash flows and disciplined capital allocation, OR Royalties now holds a positive net cash position, further reinforcing our solid financial foundation.”

The amended Credit Facility was led by National Bank of Canada and includes Bank of Montréal, Royal Bank of Canada and The Bank of Nova Scotia, as well as Canadian Imperial Bank of Commerce, The Toronto-Dominion Bank, Bank of America N.A. (Canada Branch), Export Development Canada, and Fédération des caisses Desjardins du Québec.

Separately, on May 27th, 2025, MAC Copper Limited (“MAC Copper”) announced that it had entered into a binding scheme implementation deed (the “Transaction”) with Harmony Gold Mining Company Limited (“Harmony”) and Harmony Gold (Australia) Pty Ltd (“Harmony Australia”), a wholly-owned subsidiary of Harmony, under which it is proposed that Harmony Australia will acquire 100% of the issued share capital in MAC Copper. Under the terms of the Transaction, MAC Copper shareholders will receive US$12.25 cash per MAC Copper share. As of June 9th, 2025, OR Royalties, through its wholly-owned subsidiary OR Royalties International Ltd., owns 4,000,000 shares of MAC Copper, which under the current terms of the Transaction are worth $49.0 million. This all-cash binding acquisition by Harmony will further strengthen OR Royalties’ balance sheet upon closing, expected later this year.

About OR Royalties Inc.

OR Royalties Inc. is an intermediate precious metal royalty company which holds a North American focused portfolio of over 195 royalties, streams and precious metal offtakes, including 21 producing assets. OR Royalties’ portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, home to one of Canada’s largest gold mines.

OR Royalties’ head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact OR Royalties Inc.:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@ORroyalties.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@ORroyalties.com

Forward-Looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that OR Royalties will be able to pursue strategic, accretive growth opportunities and that it will maintain a positive net cash position. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which OR Royalties holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties, (b) a trade war or new tariff barriers, (c) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (d) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held, (e) continued availability of capital and financing and general economic, market or business conditions, and (f) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on OR Royalties’ business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by OR Royalties, (b) the integration of acquired assets or (c) the determination of OR Royalties’ PFIC status (d) that preliminary financial information may be subject to quarter end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties’ ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of OR Royalties filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. OR Royalties cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this press release. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.